UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of January 2019

Commission File Number 333-206989

Ability Inc.

(Translation of registrant’s name into English)

Yad Harutzim 14
Tel Aviv 6770007, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

The information contained in this report is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (333-226288) and Form S-8 (333-228465).

ABILITY INC.

As previously disclosed in a Report on Form 6-K filed on December 28, 2018, on December 27, 2018, Ability Inc. (the “Company”), its subsidiary, Ability Computer & Software Industries Ltd. (“Ability”), Anatoly Hurgin, the Chief Executive Officer, director and a founder of the Company (“Mr. Hurgin”), and Alexander Aurovsky, the Company’s Chief Technology Officer, director and a founder of the Company (“Mr. Aurovsky”, and, together with Mr. Hurgin, the “Founders”), entered into an agreement (the “Conversion Agreement”), pursuant to which the Founders agreed to transfer to the Company an amount in cash (the “Founders’ Proceeds”) equal to the amount outstanding under the Company’s Line of Credit (as defined below), and the Company intended to use the entire Founders’ Proceeds in order to repay the amount outstanding under the Company’s Line of Credit in full.

In return for transfer of the Founders’ Proceeds to the Company, the Company agreed to issue, in a private placement, to each of the Founders 226,426 ordinary shares (452,852 ordinary shares in the aggregate) and warrants to purchase 226,426 ordinary shares (452,852 ordinary shares in the aggregate) at a conversion price of $3.25, the same price per unit of the Company’s recently closed public offering. The warrants will be immediately exercisable at a price of $3.25 per ordinary share, subject to adjustment in certain circumstances, expire five years from the date of issuance and contain substantially similar terms to the warrants issued in the recently closed public offering.

On January 10, 2019, the Company completed the closing of the Conversion Agreement (the “Closing”), which resulted an issuance of 226,426 ordinary shares and 226,426 warrants to purchase ordinary shares to each of the Founders.

Simultaneously with the Closing, the irrevocable undertaking executed by the Founders for the benefit of the Company (the “Undertaking”) was automatically terminated. According to the Undertaking, the Founders agreed to make available to the Company from March 1, 2018, a $3.0 million line of credit or loan in favor of Ability. Subsequently, on April 11, 2018, the Company obtained a six-month line of credit (the “Line of Credit”), secured by the Founders, from an Israeli commercial bank (the “Bank”) in the amount of NIS 11.0 million (approximately $3.1 million), of which NIS 5.5 million (approximately $1.5 million) has been drawn prior to the entry into the Conversion Agreement (the “Outstanding Debt”). In addition, the Founders’ Proceeds were used to repay the Outstanding Debt to the Bank, and the Line of Credit was terminated.

The foregoing descriptions of the warrants are not complete and are qualified in their entirety by reference to the full text of the warrants which are attached hereto as Exhibits 10.1 and 10.2, and are incorporated herein by reference.

The following exhibits are attached:

10.1	Warrant issued to Alexander Aurovsky on January 10, 2019

10.2	Warrant issued to Anatoly Hurgin on January 10, 2019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ABILITY INC.

By:	/s/ Anatoly Hurgin
Anatoly Hurgin
Chief Executive Officer

Date: January 10, 2019

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